CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HEALTHGATE DATA CORP.

             HealthGate Data Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

             FIRST:              That the Board of Directors of the Corporation has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Corporation's Amended and Restated Certificate of Incorporation and declaring said amendment to be advisable.

             SECOND:         That the stockholders of the Corporation have duly approved said amendment by the required vote of such stockholders, adopted at an annual meeting of stockholders of the Corporation, duly called and held in accordance with the requirements of Section 222 of the General Corporation Law of the State of Delaware, by the affirmative vote of a majority of the shares of the outstanding Common Stock entitled to vote thereon in accordance with Section 242 of the General Corporation Law of the State of Delaware.

             THIRD:             That, effective on July 1, 2001 (the "Effective Date"), the Amended and Restated Certificate of Incorporation of the Corporation shall be hereby further amended, without the need for any additional action, by deleting the first paragraph of Article IV (said paragraph begins “The total number...” and ends “....$.01 per share (“Preferred Stock”).”, and inserting therefor the following four paragraphs:

             “The total number of shares of all classes of capital stock which the Corporation shall have authority to issue shall be 110,000,000, consisting of (i) 100,000,000 shares of common stock, par value $.03 per share (“Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $.01 per share (“Preferred Stock”).

             Simultaneously with the Effective Date, all issued and outstanding shares of Common Stock ("Existing Common Stock") shall be and hereby are automatically combined and reclassified as follows: each three (3) shares of Existing Common Stock shall be combined and reclassified (the "Reverse Split") as one (1) share of issued and outstanding Common Stock ("New Common Stock"), provided that there shall be no fractional shares of New Common Stock. In the case of any holder of fewer than three (3) Shares of Existing Common Stock or any number of shares of Existing Common Stock which, when divided by three (3), does not result in a whole number (a "Fractional Share Holder"), the fractional share interest of New Common Stock held by such Fractional Share Holder as a result of the Reverse Split shall be cancelled and such Fractional Share Holder shall be entitled to receive an amount in cash equal to the value, based on the market price, of such fractional share interest on the Effective Date.

             The Corporation shall, through its transfer agent, provide certificates representing New Common Stock to holders of Existing Common Stock in exchange for certificates representing Existing Common Stock. From and after the Effective Date, certificates representing shares of Existing Common Stock are hereby cancelled and shall represent only the right of the holders thereof to receive New Common Stock.

             From and after the Effective Date, the term "New Common Stock" as used in this Article FOURTH shall mean Common Stock as provided in the Certificate of Incorporation.”

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             IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its President and attested by its Assistant Secretary this 28th day of June, 2001.

HEALTHGATE DATA CORP.

[CORPORATE SEAL]
		By:	/s/ William S. Reece
William S. Reece, President
ATTEST:

By:	/s/ Stephen M. Kane
Stephen M. Kane
Assistant Secretary